Exhibit (d)(4)

CONFIDENTIAL

AMENDMENT 3

This amendment (the “Amendment”) between the parties signing below (“Parties”) amends the Existing Agreement as of March 10, 2020:

Term	Means
“Existing Agreement”	The Distribution Agreement between ALPS and the Trust dated April 16, 2018, as amended
“ALPS”	ALPS Portfolio Solutions Distributor, Inc.
“Trust”	Financial Investors Trust

Except as amended hereby, all terms of the Existing Agreement remain in full force and effect. This Amendment includes the amendments in Schedule A and general terms in Schedule B.

IN WITNESS WHEREOF, the Parties have caused this Amendment to be executed by their duly authorized representatives.

ALPS Portfolio Solutions Distributor, Inc.		Financial Investors Trust
By:	/s/ Steven B. Price	By:	/s/ Bradley J. Swenson
Name:	Steven B. Price	Name:	Bradley J. Swenson
Title:	SVP and Director of Distribution Services	Title:	President

Distribution Agreement Amendment 3

Schedule A to this Amendment

Amendments

Effective as of March 10, 2020, the Existing Agreement is amended as follows:

1.	Section 15 of Exhibit A to Exhibit 1 to the Existing Agreement shall be amended by adding the following:

“At the request and direction of the Trust, ALPS enters into agreements with financial intermediaries in connection with the sale of Fund shares (each, an “Intermediary Agreement”). ALPS will not be obligated to make payments to any such financial intermediaries unless ALPS has received an authorized payment from the Trust, if subject to a distribution plan or other such plan approved by the Trust’s board of trustees, and/or the applicable fund’s investment adviser. In addition, to the extent that ALPS is requested or required by the Trust to enter into Intermediary Agreements on behalf of the Trust, ALPS and each of its affiliates, members, shareholders, directors, officers, partners, employees, registered representatives, successors or assigns (“ALPS Associates”) shall not be liable to the Trust for any action or inaction of any ALPS Associate except to the extent of, and ALPS shall indemnify and hold harmless the Trust for, direct Losses1 to have resulted primarily from the gross negligence, willful misfeasance, bad faith or reckless disregard of ALPS in the performance of ALPS’ duties, obligations, representations, warranties or indemnities under an Intermediary Agreement (“Trust Claims”). In no event shall either party be liable to the other party for Losses that are indirect, special, incidental, consequential, punitive, exemplary or enhanced or that represent lost profits, opportunity costs or diminution of value. The Trust shall indemnify and hold harmless ALPS Associates from and against Losses (including legal fees and costs to enforce this provision) that ALPS Associates suffer, incur, or pay as a result of any third-party claim (excluding any claim by an ALPS Associates against another ALPS Associate) arising out of the subject matter of or otherwise in any way related to an Intermediary Agreement, except to the extent of any direct Losses to have resulted primarily from the gross negligence, willful misfeasance, bad faith or reckless disregard of ALPS in the performance of ALPS’ duties, obligations, representations, warranties or indemnities under an Intermediary Agreement (“ALPS Claims”, and collectively with the Trust Claims, “Claims”). Any expenses (including legal fees and costs) incurred by an indemnified party in defending or responding to any Claims (or in enforcing this provision) shall be paid by the indemnifying party when the final amounts of the applicable Losses are finalized and it has been determined that an indemnified party is entitled to indemnity hereunder. Notwithstanding the foregoing, nothing contained in this paragraph or elsewhere in this Agreement shall constitute a waiver by the Trust of any of its legal rights available under U.S. federal securities laws or any other laws whose applicability is not permitted to be contractually waived.”

[1]	As used in this Agreement, the term “Losses” means any and all compensatory, direct, damages, settlement payments, documented attorneys’ fees, costs, damages, charges, expenses, interest, applicable taxes or other losses of any kind.

Schedule B to this Amendment

General Terms

1.	Capitalized terms not defined herein shall have the meanings given to them in the Existing Agreement.

2.	The Parties’ duties and obligations are governed by and limited to the express terms and conditions of this Amendment, and shall not be modified, supplemented, amended or interpreted in accordance with, any industry custom or practice, or any internal policies or procedures of any Party. This Amendment (including any attachments, schedules and addenda hereto), along with the Existing Agreement, as amended, contains the entire agreement of the Parties with respect to the subject matter hereof and supersedes all previous communications, representations, understandings and agreements, either oral or written, between the Parties with respect thereto.

3.	This Amendment may be executed in counterparts, each of which when so executed will be deemed to be an original. Such counterparts together will constitute one agreement. Signatures may be exchanged via facsimile or electronic mail and signatures so exchanged shall be binding to the same extent as if original signatures were exchanged.

4.	This Amendment and any dispute or claim arising out of or in connection with it, its subject matter or its formation (including non-contractual disputes or claims) shall be governed by and construed in accordance with the laws of the same jurisdiction as the Existing Agreement.